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                              October 14, 2021

       John Dowd
       Chief Executive Officer
       GoGreen Investments Corp
       1021 Main St., Suite #1960
       Houston, TX 77002

                                                        Re: GoGreen Investments
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-256781

       Dear Mr. Dowd:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

       Amendment No. 3 to Form S-1 Filed October 14, 2021

       Since holders of our founder shares and placement units will lose their entire investment in us..., page 53

   1. We note your response to prior comment 1, including your revised disclosure that your sponsor or its
affiliates or designees may not have extension loans paid back as you    may
                                                        not    have sufficient
funds left outside of the trust account if your initial business combination is not
completed. We also note that you have added a footnote to your table in your Use of Proceeds
section to indicate that the use of the proceeds held outside the trust account does not
include any amounts that may be used for repayment of the
                                                        extension loans (if
any). If you believe that you may have sufficient funds left outside of the trust account to
repay any such extension loans if your initial business combination is
 John Dowd
GoGreen Investments Corp
October 14, 2021
Page 2
       not completed, please revise to clarify the anticipated source of such funds. In the alternative, if you do not believe that you will have sufficient funds to repay such loans, please revise your disclosure to clarify your statement that you "may not" have sufficient funds left outside of the trust account.
Our amended and restated memorandum and articles of association provide that the courts of the
Cayman Islands will be the exclusive..., page 63

2. We note your response to prior comment 2, and reissue such comment. Your disclosure that the forum selection provision in your amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act does not appear to be consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association filed as Exhibit 3.2, which selects the federal courts of the United States for such claims.
       In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to ensure that your disclosure is consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn Dowd
                                                              Division of
Corporation Finance
Comapany NameGoGreen Investments Corp
                                                              Office of Energy
& Transportation
October 14, 2021 Page 2
cc:       Stuart Neuhauser
FirstName LastName